EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Associated Banc-Corp:
We consent to the use of our reports dated February 28, 2007 with respect to the consolidated balance sheets of Associated Banc-Corp and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
Chicago, Illinois
June 15, 2007